UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2012

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2012

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended March 31,
	2012 $	2011 $
VOYAGE REVENUES (note 9a)	99,216	93,219

OPERATING EXPENSES
Voyage expenses	343	370
Vessel operating expenses (note 9a)	20,531	20,807
Depreciation and amortization	24,633	22,349
General and administrative (note 9a)	7,116	6,326

Total operating expenses	52,623	49,852

Income from vessel operations	46,593	43,367

OTHER ITEMS
Interest expense (note 7)	(12,798)	(11,754)
Interest income	932	1,578
Realized and unrealized (loss) gain on derivative instruments (note 10)	(15,903)	10,769
Foreign currency exchange loss (note 7)	(9,668)	(21,033)
Equity income	17,048	8,057
Other income (expense)	214	(411)

Total other items	(20,175)	(12,794)

Net income before income tax recovery (expense)	26,418	30,573
Income tax recovery (expense) (note 8)	261	(836)

Net income	26,679	29,737

Non-controlling interest in net income	1,948	4,757
General Partner’s interest in net income	5,032	2,864
Limited partners’ interest in net income	19,699	22,116
Limited partners’ interest in net income per unit
• Common and total unit (basic and diluted)	0.30	0.40

Weighted-average number of common and total units outstanding (basic and diluted)	64,857,900	55,106,100

Cash distributions declared per unit	0.63	0.63

Related party transactions (note 9)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at March 31, 2012 $	As at December 31, 2011 $
ASSETS
Current
Cash and cash equivalents	83,904	93,627
Accounts receivable, including non-trade of $4,277 (2011 - $10,011) (note 10)	10,245	13,921
Prepaid expenses	6,100	4,916
Current portion of derivative assets (note 10)	16,259	15,608
Current portion of net investments in direct financing leases (note 5)	6,250	6,074
Advances to affiliates (note 9b)	17,971	11,922

Total current assets	140,729	146,068

Restricted cash – long-term (note 5)	526,901	495,634
Vessels and equipment
At cost, less accumulated depreciation of $306,572 (2011 - $291,689)	1,325,399	1,339,571
Vessels under capital leases, at cost, less accumulated depreciation of $171,391 (2011 - $163,926)	676,255	681,554

Total vessels and equipment	2,001,654	2,021,125

Investment in and advances to equity accounted joint ventures (notes 9d, 9e and 13)	363,025	191,448
Net investments in direct financing leases (note 5)	401,810	403,467
Advances to joint venture partner (note 6)	13,859	10,200
Other assets	24,325	24,560
Derivative assets (note 10)	112,864	139,651
Intangible assets – net	112,133	114,416
Goodwill	35,631	35,631

Total assets	3,732,931	3,582,200

LIABILITIES AND EQUITY
Current
Accounts payable (includes $143 and $556 for 2012 and 2011, respectively, owing to related parties) (note 9b)	3,518	3,302
Accrued liabilities (includes $3,347 and $3,550 for 2012 and 2011, respectively, owing to related parties) (notes 9b and 10)	35,437	46,740
Unearned revenue	13,083	9,988
Current portion of long-term debt (note 7)	89,366	84,722
Current obligations under capital lease	173,140	47,203
Current portion of derivative liabilities (note 10)	49,208	43,973
Advances from affiliates (note 9b)	28,775	17,400

Total current liabilities	392,527	253,328

Long-term debt (note 7)	1,426,813	1,230,509
Long-term obligations under capital lease	471,566	599,844
Long-term unearned revenue	39,284	40,003
Other long-term liabilities (notes 5 and 13)	66,638	69,562
Derivative liabilities (note 10)	224,666	249,245

Total liabilities	2,621,494	2,442,491

Commitments and contingencies (notes 5, 7, 10, 11 and 13)
Equity
Non-controlling interest	28,190	26,242
Partners’ equity	1,083,247	1,113,467

Total equity	1,111,437	1,139,709

Total liabilities and total equity	3,732,931	3,582,200

Consolidation of variable interest entities (note 11)

Subsequent events (note 14)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended March 31, 2012 $	Three Months Ended March 31, 2011 $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	26,679	29,737
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 10)	6,792	(21,006)
Depreciation and amortization	24,633	22,349
Unrealized foreign currency exchange loss	9,838	20,644
Equity based compensation	13	95
Equity income	(17,048)	(8,057)
Amortization of deferred debt issuance costs and other	226	1,067
Change in operating assets and liabilities	3,071	(1,898)
Accrued interest	(3,867)	(2,863)
Expenditures for dry docking	(2,038)	(398)

Net operating cash flow	48,299	39,670

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	209,128	24,118
Scheduled repayments of long-term debt	(18,439)	(16,275)
Prepayments of long-term debt	—	(12,000)
Scheduled repayments of capital lease obligations and other long-term liabilities	(2,510)	(2,482)
Advances to and from affiliates	(3,600)	1,401
Increase in restricted cash	(30,215)	(3,213)
Cash distributions paid	(44,331)	(37,666)
Repayment of joint venture partners’ advances	—	(59)
Other	—	(120)

Net financing cash flow	110,033	(46,296)

INVESTING ACTIVITIES
Purchase of equity investment in MALT LNG Carriers (note 13)	(150,999)	—
Purchase of equity investment in the fourth Angola LNG Carrier (note 9d)	(19,068)	—
Receipts from direct financing leases	1,481	1,367
Expenditures for vessels and equipment	(838)	(3,184)
Repayments from joint venture	830	—
Other	539	—

Net investing cash flow	(168,055)	(1,817)

Decrease in cash and cash equivalents	(9,723)	(8,443)
Cash and cash equivalents, beginning of the period	93,627	81,055

Cash and cash equivalents, end of the period	83,904	72,612

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars and units)

	Partners’ Equity				Total $
	Common		General Partner $	Non- controlling Interest $
	Units	$
Balance as at December 31, 2011	64,858	1,070,066	43,401	26,242	1,139,709
Net income and comprehensive income	—	19,699	5,032	1,948	26,679
Cash distributions	—	(40,861)	(3,470)	—	(44,331)
Re-investment tax credit (note 8)	—	5,200	105	—	5,305
Equity based compensation	—	13	—	—	13
Acquisition of investment in the fourth Angola LNG Carrier (note 9d)	—	(15,143)	(795)	—	(15,938)

Balance as at March 31, 2012	64,858	1,038,974	44,273	28,190	1,111,437

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and variable interest entities for which Teekay LNG Partners L.P. or its subsidiaries are the primary beneficiaries (see Note 11) (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2011, which are included in the Partnership’s Annual Report on Form 20-F. In the opinion of management of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Adoption of New Accounting Pronouncements

In January 2012, the Partnership adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 820, Fair Value Measurement, which clarifies or changes the application of existing fair value measurements, including: that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. The adoption of this amendment did not have an impact on the Partnership’s consolidated financial statements other than the disclosures as presented in Note 3 – Financial Instruments.

3.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2011. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at a fair value on a recurring basis.

		March 31, 2012		December 31, 2011
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	610,805	610,805	589,261	589,261
Derivative instruments (note 10)
Interest rate swap agreements – assets	Level 2	133,247	133,247	159,603	159,603
Interest rate swap agreements – liabilities	Level 2	(281,775)	(281,775)	(304,066)	(304,066)
Other derivative	Level 3	(300)	(300)	(600)	(600)
Other:
Advances to joint venture partner (note 6)	(1)	13,859	(1)	10,200	(1)
Long-term debt (note 7)	Level 2	(1,516,179)	(1,369,283)	(1,315,231)	(1,191,117)

(1)	The fair value of the Partnership’s advances to its joint venture partner as at March 31, 2012 and December 31, 2011 was not determinable given the repayment terms described in Note 6 – Advances to Joint Venture Partner.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Changes in fair value during the three months ended March 31, 2012 for the Partnership’s other derivative liability, the Toledo Spirit time-charter derivative, that is measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

	Three Month Ended March 31,
	2012 $	2011 $
Fair value at January 1	(600)	(10,000)
Realized and unrealized gains included in earnings	268	1,200
Settlements	32	—

Fair value at March 31	(300)	(8,800)

The estimated fair value of the Partnership’s other derivative is based in part upon the Partnership’s projection of future spot market tanker rates, which has been derived from current spot market tanker rates and long-term historical average rates. The estimated fair value of the Partnership’s other derivative as of March 31, 2012 is based upon an average daily tanker rate of $29,229 ($29,498 – December 31, 2011) over the remaining duration of the contract. In developing and evaluating this estimate, the Partnership considers the current tanker market fundamentals as well as the short and long-term outlook. A larger (smaller) average daily tanker rate would result in a higher (lower) fair value liability or a lower (higher) fair value asset.

b)	Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	March 31, 2012 $	December 31, 2011 $
Direct financing leases	Payment activity	Performing	408,060	409,541
Other receivables
Long-term receivable included in other assets	Payment activity	Performing	879	786
Advances to joint venture included in investment in and advances to joint ventures	Payment activity	Performing	—	830
Advances to joint venture partner (note 6)	Other internal metrics	Performing	13,859	10,200

			422,798	421,357

4.	Segment Reporting

The following tables include results for the Partnership’s segments for the periods presented in these consolidated financial statements.

	Three Months Ended March 31,
	2012			2011
	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $	Liquefied Gas Segment $	Conventional Tanker Segment $	Total $

Voyage revenues	70,733	28,483	99,216	65,793	27,426	93,219
Voyage expenses	36	307	343	9	361	370
Vessel operating expenses	10,811	9,720	20,531	11,077	9,730	20,807
Depreciation and amortization	17,238	7,395	24,633	15,124	7,225	22,349
General and administrative(1)	4,527	2,589	7,116	3,324	3,002	6,326

Income from vessel operations	38,121	8,472	46,593	36,259	7,108	43,367

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	March 31, 2012 $	December 31, 2011 $
Total assets of the liquefied gas segment	3,075,810	2,911,659
Total assets of the conventional tanker segment	538,901	546,155
Unallocated:
Cash and cash equivalents	83,904	93,627
Accounts receivable and prepaid expenses	16,345	18,837
Advances to affiliates	17,971	11,922

Consolidated total assets	3,732,931	3,582,200

5.	Vessel Charters

The minimum estimated charter hire payments in the next five fiscal years, as at March 31, 2012, for the Partnership’s vessels chartered-in and vessels chartered-out are as follows:

	Remainder of 2012 $	2013 $	2014 $	2015 $	2016 $
Vessel Charters(1)
Charters-in – capital leases(2)(3)(4)(5)	71,137	100,443	55,728	27,593	27,551

Charters-out – operating leases(6)	263,706	350,010	350,010	346,859	322,752
Charters-out – direct financing leases(3)	38,530	38,530	38,530	38,530	38,530

	302,236	388,540	388,540	385,389	361,282

(1)	The Partnership owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), giving the Partnership a 69% interest in the Teekay Tangguh Joint Venture. The joint venture is a party to operating leases whereby it is leasing the Tangguh Hiri and the Tangguh Sago LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The table does not include the Partnership’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Note 6 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2011.
(2)	As at March 31, 2012 and December 31, 2011, the Partnership had $476.1 million of cash which, including any interest earned on such amounts, are restricted to being used for charter hire payments of certain vessels chartered-in under capital leases. The Partnership also maintains restricted cash deposits relating to certain term loans and to amounts received from the charterer to be used only for dry-docking expenditures and emergency repairs, which cash totaled $50.8 million and $19.5 million as at March 31, 2012 and December 31, 2011, respectively.
(3)	As described in Note 6 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2011, the Partnership has leasing arrangements relating to five of its LNG carriers (three through Teekay Nakilat Corporation (or the RasGas II LNG Carriers) and two through the Teekay Tangguh Joint Venture, in which the Partnership owns 70% and 69% ownership interests, respectively). Under these arrangements, the Partnership is the lessee and the lessors claim tax depreciation on the capital expenditures they incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The tax indemnification is for the duration of the lease contracts with the third parties plus the years it would take for the lease payments to be statute barred, and ends in 2033 for two vessels and 2041 for three vessels. Although there is no maximum potential amount of future payments, Teekay Nakilat Corporation and the Teekay BLT Corporation may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat Corporation and the Teekay BLT Corporation will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Partnership’s carrying amount of the tax indemnification guarantees as at March 31, 2012 was $25.7 million (December 31, 2011 – $26.0 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

(4)	Excludes estimated charter hire payments of $881.1 million for the period from 2017 to 2037.
(5)	As at March 31, 2012, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements the Partnership is required to purchase these vessels after the end of their respective lease terms in 2012 to 2017 for a fixed price and the lessor has the option to sell these vessels to the Partnership any time after 2012 during the remaining lease terms. The table above is based on the remaining terms of the lease assuming the lessor does not exercise its option to sell the vessels to the Partnership. However, the present value of these leases are classified as current liabilities in the Partnership’s consolidated balance sheets.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

(6)	Minimum scheduled future operating lease revenues do not include revenue generated from new contracts entered into after March 31, 2012, revenue from unexercised option periods of contracts that existed on March 31, 2012, or variable or contingent revenues. Therefore, the minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues that may be recognized for any of the years.

6.	Advances to Joint Venture Partner

The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture and as of March 31, 2012 and December 31, 2011, Teekay BLT Corporation has advances of $13.9 million and $10.2 million, respectively, to the Partnership’s joint venture partner, BLT LNG Tangguh Corporation, and its parent company, PT Berlian Laju Tanker. The advances are comprised of a $3.6 million promissory note due on demand and bears interest at a fixed-rate of 8.0%. The remaining amount of the advances are non-interest bearing without specific terms of repayment and unsecured.

In March 2012, PT Berlian Laju Tanker filed for bankruptcy protection in order to restructure its debts. The Partnership believes the advances to the joint venture partner and its parent are still collectible given the expected cash flows anticipated to be generated by the Teekay Tangguh Joint Venture can be used to repay the advances.

7.	Long-Term Debt

	March 31, 2012 $	December 31, 2011 $
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	254,274	49,274
U.S. Dollar-denominated Term Loans due through 2018	118,711	120,796
U.S. Dollar-denominated Term Loans due through 2019	340,539	346,768
U.S. Dollar-denominated Term Loans due through 2021	318,704	321,337
U.S. Dollar-denominated Term Loans due through 2021	114,868	114,868
U.S. Dollar-denominated Unsecured Demand Loan	13,282	13,282
Euro-denominated Term Loans due through 2023	355,801	348,906

Total	1,516,179	1,315,231
Less current portion	89,366	84,722

Total	1,426,813	1,230,509

As at March 31, 2012, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $488.5 million, of which $234.2 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $27.0 million (remainder of 2012), $33.7 million (2013), $34.5 million (2014), $84.1 million (2015), $27.3 million (2016) and $281.9 million (thereafter). All the revolving credit facilities may be used by the Partnership to fund general corporate purposes and cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

At March 31, 2012, the Partnership had a U.S Dollar-denominated term loan outstanding in the amount of $118.7 million. Interest payments on this loan are based on LIBOR plus 2.75% and require quarterly payments and a bullet repayment of approximately $50.7 million due at maturity in 2018. This loan facility is collateralized by first-priority mortgages on the five vessels to which the loan relates, together with certain other related security and is guaranteed by the Partnership.

The Partnership owns a 70% interest in Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), a consolidated entity of the Partnership. The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2012, totaled $340.5 million, of which $172.4 million bears interest at a fixed-rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus 0.68% and will require bullet repayments of approximately $56.0 million per each of three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the three vessels, together with certain other related security and certain guarantees from the Partnership.

The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture, a consolidated entity of the Partnership. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2012, totaled $318.7 million. Interest payments on the loan are based on LIBOR plus margins. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.63%. One tranche (total value of up to $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per each of two vessels due in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

At March 31, 2012, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $114.9 million. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.7%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20 million bullet payment per each of two vessels due 12 years and six months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.

The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated demand loan outstanding owing to Qatar Gas Transport Company Ltd. (Nakilat), which, as at March 31, 2012, totaled $13.3 million. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.

The Partnership has two Euro-denominated term loans outstanding, which as at March 31, 2012 totaled 266.7 million Euros ($355.8 million). Interest payments are based on EURIBOR plus a margin, which margins ranged from 0.60% to 2.25% as of March 31, 2012. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and is guaranteed by the Partnership and one of its subsidiaries.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at March 31, 2012 and December 31, 2011 was 1.95% and 2.30%, respectively. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 10). At March 31, 2012, the margins on the Partnership’s outstanding long-term debt ranged from 0.3% to 2.75%.

All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s Euro-denominated term loans, capital leases and restricted cash, the Partnership incurred foreign exchange losses of ($9.7) million and ($21.0) million, of which these amounts were primarily unrealized, for the three months ended March 31, 2012 and 2011, respectively.

The aggregate annual long-term debt principal repayments required subsequent to March 31, 2012 are $70.5 million (remainder of 2012), $95.5 million (2013), $97.2 million (2014), $147.7 million (2015), $91.9 million (2016) and $1,013.4 million (thereafter).

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintains certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum level of leverage, and (d) one of the Partnership’s subsidiaries maintains restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at March 31, 2012, the Partnership and its affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and term loans.

8.	Income Tax

The components of the provision for income taxes were as follows:

	Three Months Ended March 31,
	2012 $	2011 $
Current	(289)	(409)
Deferred	550	(427)

Income tax recovery (expense)	261	(836)

As of December 31, 2011, the Partnership had unrecognized tax benefits of 4.2 million Euros (approximately $5.5 million) relating to a re-investment tax credit in connection to a 2005 annual tax filing. The Partnership received this tax credit refund in 2008; however, the relevant tax authorities had challenged the eligibility of the re-investment tax credit and, as a result, the Partnership believed the more-likely-than-not threshold was not met and recognized a liability of 3.4 million Euros (approximately $4.7 million) in 2009. During 2012, the Central Administrative Court accepted the Partnership’s claim on its re-investment tax credit and as a result, the Partnership has recognized this tax benefit in equity as the original vessel sale transaction was a related party transaction reflected in equity. The recognition of the re-investment tax credit in 2012 was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

9.	Related Party Transactions

a) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit (or the Kenai LNG Carriers), are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, crew training, advisory, technical and strategic consulting services. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended
	March 31, 2012 $	March 31, 2011 $
Revenues(1)	9,591	9,345
Vessel operating expenses(2)	8,982	7,573
General and administrative(3)(4)(5)	5,056	4,287

(1)	Commencing in 2008, two of the Partnership’s LNG carriers were time-chartered to Teekay Corporation at a fixed-rate for a period of ten years, (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).
(2)	Teekay Corporation’s crew salaries and training.
(3)	Teekay Corporation’s administrative, advisory, technical and strategic management fees.
(4)	Includes $0.5 million and $0.2 million of reimbursable costs incurred by the General Partner for the three months ended March 31, 2012 and 2011, respectively.
(5)	Amounts are net of $0.2 million and $0.3 million for the three months ended March 31, 2012 and 2011, respectively, which consist of the amortization of $3.0 million paid to the Partnership by Teekay Corporation in March 2009 for the right to provide ship management services to certain of the Partnership’s vessels.

b) As at March 31, 2012 and December 31, 2011, crewing and manning costs of $3.5 million and $4.1 million, respectively, were payable to affiliates and were included as part of accounts payable and accrued liabilities in the Partnership’s consolidated balance sheets. In addition, as at March 31, 2012 and December 31, 2011, non-interest bearing advances to affiliates totaled $18.0 million and $11.9 million, respectively, and non-interest bearing advances from affiliates totaled $28.8 million and $17.4 million, respectively. These advances are unsecured and have no fixed repayment terms.

c) The Partnership’s Suezmax tanker the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 13 years, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are recognized at the end of each year (see Note 10).

d) In December 2007, a consortium in which Teekay Corporation had a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers (or the Angola LNG Carriers) for a period of 20 years to Angola LNG Supply Services LLC. The consortium entered into agreements to construct the four LNG carriers at a total cost of $906.2 million (of which Teekay Corporation’s 33% portion was $299.0 million), excluding capitalized interest. The vessels were chartered at fixed rates, with inflation adjustments, commencing upon delivery of the vessels. In March 2011, the Partnership agreed to acquire Teekay Corporation’s 33% ownership interest in these vessels and related charter contracts upon delivery of each vessel.

Three of the four Angola LNG Carriers delivered during August to October 2011 and commenced their 20-year, fixed-rate charters to Angola LNG Supply Services. Concurrently, the Partnership acquired Teekay Corporation’s 33% ownership interest in these three vessels and related charter contracts for a total equity purchase price of $57.3 million (net of assumed debt of $193.8 million). In January 2012, the remaining Angola LNG Carrier delivered and commenced its 20-year, fixed-rate charter. Concurrently, the Partnership acquired Teekay Corporation’s 33% ownership interest in this vessel and related charter contract for a total equity purchase price of $19.1 million (net of assumed debt of $64.8 million). The excess of the purchase price over the book value of the assets of $15.9 million was accounted for as an equity distribution to Teekay Corporation. The Partnership’s investments in the Angola LNG Carriers are accounted for using the equity method.

e) In February 2012, the Partnership incurred a $7.0 million charge relating to a one-time fee to Teekay Corporation for its support in the Partnership’s successful acquisition of its 52% interest in six LNG carriers (see Note 13). This acquisition fee is reflected as part of investments in and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

10.	Derivative Instruments

The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. As at March 31, 2012, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Assets (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	420,717	(106,090)	24.8	4.9
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	208,270	(57,053)	7.0	6.2
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(17,571)	6.5	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(20,804)	4.8	5.3
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	212,500	(49,510)	16.8	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	469,927	133,247	24.8	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4)	EURIBOR	355,801	(30,747)	12.2	3.1

			(148,528)

(1)	Excludes the margins the Partnership pays on its drawn floating-rate debt, which, at March 31, 2012, ranged from 0.3% to 2.75% (see Note 7).
(2)	Principal amount reduces quarterly.
(3)	Principal amount reduces semi-annually.
(4)	Principal amount reduces monthly to 70.1 million Euros ($93.5 million) by the maturity dates of the swap agreements.

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative at March 31, 2012 was a liability of $0.3 million (December 31, 2011 – liability of $0.6 million).

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Accounts receivable	Current portion of derivative assets	Derivative assets	Accrued liabilities	Current portion of derivative liabilities	Derivative liabilities
As at March 31, 2012
Interest rate swap agreements	4,124	16,259	112,864	(8,201)	(49,208)	(224,366)
Toledo Spirit time-charter derivative	—	—	—	—	—	(300)

	4,124	16,259	112,864	(8,201)	(49,208)	(224,666)

As at December 31, 2011
Interest rate swap agreements	4,344	15,608	139,651	(11,448)	(43,973)	(248,645)
Toledo Spirit time-charter derivative	—	—	—	—	—	(600)

	4,344	15,608	139,651	(11,448)	(43,973)	(249,245)

The following tables present the gains (losses) for those derivative instruments not designated or qualifying as hedging instruments for accounting purposes. All gains (losses) are presented as realized and unrealized (loss) gain on derivative instruments in the Partnership’s consolidated statements of income.

	Three Months Ended March 31,
	2012			2011
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(9,079)	(7,092)	(16,171)	(10,237)	19,806	9,569
Toledo Spirit time-charter derivative	(32)	300	268	—	1,200	1,200

	(9,111)	(6,792)	(15,903)	(10,237)	21,006	10,769

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

11.	Commitments and Contingencies

a) The Partnership consolidates certain variable interest entities (or VIEs) within its consolidated financial statements. In general, a VIE is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. A party that is a variable interest holder is required to consolidate a VIE if the holder has both (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In July 2008, subsidiaries of Teekay Corporation (or the Skaugen Multigas Subsidiaries) signed contracts for the purchase of two multigas carriers from I.M. Skaugen ASA (or Skaugen). The Partnership agreed to acquire the Skaugen Multigas Subsidiaries from Teekay Corporation upon delivery of the vessels. Each vessel commenced service under 15-year, fixed-rate charters to Skaugen upon delivery. Subsequent to July 2008 and prior to the delivery of the vessels in June and October 2011, the Partnership consolidated the Skaugen Multigas Subsidiaries as they were VIEs and the Partnership was the primary beneficiary during this period. The Partnership acquired 100% of the shares of the two Skaugen Multigas Subsidiaries on June 15, 2011 and October 17, 2011, respectively.

b) As described in Note 5, the Teekay Nakilat Joint Venture is the lessee under 30-year capital lease arrangements with a third party for the three RasGas II LNG carriers (or RasGas II Leases). The UK taxing authority (or HMRC) has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat Joint Venture enter into negotiations to terminate the RasGas II Leases. The Teekay Nakilat Joint Venture has declined this request as it does not believe that HRMC would be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision, regarding a similar financial lease of an LNG carrier, that ruled in favor of the taxpayer. However, it is possible that the HMRC may appeal that decision. If the HMRC were able to successfully challenge the RasGas II Leases, the Teekay Nakilat Joint Venture could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. The Partnership estimates its 70% share of the potential exposure to range from $54 million to $77 million.

12.	Total Capital and Net Income Per Unit

At March 31, 2012, 61.1% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation.

Net Income Per Unit

Net income per unit is determined by dividing net income, after deducting the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period.

The General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

During the three months ended March 31, 2012 and 2011, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation. For more information on the increasing percentages to calculate the General Partner’s interest in net income, please refer to the Partnership’s Annual Report on Form 20-F.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

13.	Equity Method Investments

On February 28, 2012, a joint venture between the Partnership and Marubeni Corporation (or Teekay LNG-Marubeni Joint Venture) acquired a 100% interest in six LNG carriers (or the MALT LNG Carriers) from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. The Teekay LNG-Marubeni Joint Venture financed this acquisition with $1.06 billion from secured loan facilities and $266 million from equity contributions from the Partnership and Marubeni Corporation. The Partnership has agreed to guarantee its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and as a result, deposited $30 million in a restricted cash account as security for the debt within the Teekay LNG-Marubeni Joint Venture and recorded a guarantee liability of $1.4 million included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The recognition of the guarantee liability in 2012 was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows. The Partnership has a 52% economic interest in the Teekay LNG-Marubeni Joint Venture and consequently its share of the equity contribution was $138.2 million. The Partnership also contributed an additional $5.8 million for its share of legal and financing costs and recorded the $7.0 million acquisition fee paid to Teekay Corporation as part of the investment (see Note 9e). The Partnership financed this equity contribution by borrowing under its existing credit facilities.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

This jointly-controlled entity is accounted for using the equity method. The excess of the Partnership’s investment in the Teekay LNG-Marubeni Joint Venture over the book value of net assets acquired, which amounts to approximately $303 million, has substantially been accounted for as an increase to the carrying value of the vessels and out-of-the-money charters of the Teekay LNG-Marubeni Joint Venture, in accordance with the preliminary purchase price allocation.

14.	Subsequent Events

In May 2012, the Partnership issued NOK 700 million in senior unsecured bonds that mature in May 2017 in the Norwegian bond market, which will pay 3-month NIBOR plus a margin of 5.25%. The aggregate principal amount of the bonds is equivalent to approximately U.S. $125 million and the Partnership entered into a cross currency rate swap, to swap all interest and principal payments into U.S. Dollars with the interest payments fixed at a rate of 6.875%. The proceeds of the bonds were used for general corporate purposes. The Partnership has applied for listing of the bonds on the Oslo Stock Exchange.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2012

PART I – FINANCIAL INFORMATION

Item 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. Our current fleet of 27 LNG carriers (including one regassification unit), five LPG/Multigas carriers and 11 conventional tankers operates under long-term, fixed-rate charters primarily with major energy and utility companies and Teekay Corporation. Our interests in these vessels range from 33% to 100%.

SIGNIFICANT DEVELOPMENTS IN 2012

Maersk LNG Carriers

In 2011 we and the Marubeni Corporation (or Marubeni) entered into an agreement to acquire, through a joint venture, ownership interests in six LNG carriers from Denmark-based A.P. Moller-Maersk A/S (or Maersk) for an aggregate purchase price of approximately $1.3 billion (or the Maersk LNG Acquisition). We and Marubeni have 52% and 48% economic interests, respectively, but share control in the joint venture, MALT LNG Holdings ApS (or the Teekay LNG-Marubeni Joint Venture), that we formed to acquire the LNG carriers. On February 28, 2012, the Teekay LNG-Marubeni Joint Venture acquired a 100% interest in the six LNG carriers (or the MALT LNG Carriers). Four of the six MALT LNG Carriers are currently operating under long-term, fixed-rate time-charter contracts, with an average remaining firm contract period of approximately 17 years, plus extension options. The other two vessels are currently operating under medium-term, fixed-rate time-charters with an average remaining firm contract period of approximately three years. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and us, we account for our investment in the Teekay LNG-Marubeni Joint Venture using the equity method.

The Teekay LNG-Marubeni Joint Venture financed approximately $1.06 billion of the purchase price for the MALT LNG Carriers from secured loan facilities, and $266 million from equity contributions from us and Marubeni Corporation. We agreed to guarantee our 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and as a result, deposited $30 million in a restricted cash account as security. Our 52% share of the equity contribution was approximately $138 million. We financed this equity contribution by drawing on our existing credit facilities. Teekay Corporation will take over technical management of the acquired vessels after a transition period.

Angola LNG Project

In December 2007, a consortium in which Teekay Corporation had a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers (or the Angola LNG Carriers) to the Angola LNG Project. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. In 2011, Teekay Corporation offered to us, and we agreed to purchase, its 33% ownership interest in these vessels and related charter contracts at a total equity purchase price of approximately $76 million (net of assumed debt of approximately $259 million), subject to adjustment based on actual costs incurred at the time of delivery. We acquired the ownership interests and paid a proportionate share of the purchase price as each vessel delivered. Three of the Angola LNG Carriers delivered in 2011 and the remaining Angola LNG Carrier delivered on January 12, 2012.

Each of the four newbuilding LNG carriers are chartered at fixed rates, subject to inflation adjustments, to the Angola LNG Project for a period of 20 years upon delivery from the shipyard, with two extension periods for five years each. The charterer has the option to terminate the charter upon 120 days notice and payment of an early termination fee, which would equal approximately 50% of the fully built-up cost of the applicable vessel. The charterer may also terminate the charter under other circumstances typical in our long-term charters, such as excessive off-hire during which we do not provide a replacement vessel, or certain force majeure events.

Norwegian Bond Issuance

In May 2012, we issued NOK 700 million in senior unsecured bonds that mature in May 2017 in the Norwegian bond market, which bear interest at 3-month NIBOR plus a margin of 5.25%. The aggregate principal amount of the bonds is equivalent to approximately U.S. $125 million and we entered into a cross currency rate swap, to swap all interest and principal payments into U.S. Dollars at a fixed rate of 6.875%. The proceeds of the bonds were used for general corporate purposes. We have applied for listing of the bonds on the Oslo Stock Exchange.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These factors, terms and concepts are described in Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 11, 2012.

We manage our business and analyze and report our results of operations on the basis of two business segments: the liquefied gas segment and the conventional tanker segment, each of which are discussed below.

Liquefied Gas Segment

As at March 31, 2012, our liquiefied gas segment fleet (in which our interests ranged from 33% to 100%) included 27 LNG carriers and five LPG/Multigas carriers. Our partial interests in LNG carriers include our 33% interest in the four Angola LNG Carriers, our 40% interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers (the RasGas 3 LNG Carriers), our 50% interest in our joint ventures with Exmar NV (the Excalibur and Excelsior Joint Ventures), which own two LNG carriers (the Excalibur and Excelsior LNG Carriers), our 52% interest in the Teekay LNG-Maurbeni Joint Venture, which owns the six MALT LNG Carriers, our 69% interest in the Teekay Tangguh Joint Venture, which owns the Tangguh LNG Carriers, our 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (the RasGas II LNG Carriers), our 99% interest in the Arctic Spirit and Polar Spirit LNG carriers (the Kenai LNG Carriers) and our 99% interest in five LPG/Multigas carriers. All of our LNG and LPG carriers operate under long-term, fixed-rate charters.

The following tables compare our liquefied gas segment’s operating results for the three months ended March 31, 2012 and 2011, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2012 and 2011 to voyage revenues, the most directly comparable GAAP financial measure. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues and net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended March 31,
	2012	2011	% Change
Voyage revenues	70,733	65,793	7.5
Voyage expenses	36	9	300.0

Net voyage revenues	70,697	65,784	7.5
Vessel operating expenses	10,811	11,077	(2.4)
Depreciation and amortization	17,238	15,124	14.0
General and administrative(1)	4,527	3,324	36.2

Income from vessel operations	38,121	36,259	5.1

Operating Data:
Revenue Days (A)	1,456	1,170	24.4
Calendar-Ship-Days (B)	1,456	1,170	24.4
Utilization (A)/(B)	100.0%	100.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources). See discussion under “Other Operating Results” below.

During the three months ended March 31, 2012, our liquefied gas segment’s operating results included 11 LNG carriers (excluding the six MALT LNG Carriers, the four Angola LNG Carriers, the four RasGas 3 LNG Carriers and the Excalibur and Excelsior Carriers, which are all accounted for under the equity method) and five LPG carriers. Our total calendar-ship-days increased by 24.4% for the three months ended March 31, 2012 from the three months ended March 31, 2011, primarily as a result of the delivery of two Multigas carriers, the Norgas Unikum, on June 15, 2011 and the Norgas Vision, on October 17, 2011 and the delivery of an LPG carrier, the Norgas Camilla, on September 15, 2011.

Net Voyage Revenues. Net voyage revenues increased for the three months ended March 31, 2012, from the same period last year, primarily as a result of:

•	an increase of $3.8 million for the three months ended March 31, 2012 due to the deliveries of the Norgas Unikum, Norgas Camilla and Norgas Vision;

•	an increase of $0.7 million for the three months ended March 31, 2012, due to one additional calendar day during the quarter as 2012 is a leap year; and

•	an increase of $0.7 million for the three months ended March 31, 2012 due to operating expense recovery adjustments and increase in the charter-hire rates for the Tangguh LNG Carriers;

partially offset by

•

a decrease of $0.5 million for the three months ended March 31, 2012 due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar compared to the same period last year.

Vessel Operating Expenses. Vessel operating expenses for the three months ended March 31, 2012 remained relatively consistent to the same period last year as the three LPG/Multigas vessel acquisitions in 2011 are on bareboat charters, under which the charterer is responsible for vessel operating expenses.

Depreciation and Amortization. Depreciation and amortization increased for the three months ended March 31, 2012 from the same period last year, primarily as a result of:

•

an increase of $1.1 million for the three months ended March 31, 2012 due to the deliveries of the Norgas Unikum, Norgas Camilla and Norgas Vision on June 15, 2011, September 15, 2011 and October 17, 2011, respectively; and

•

an increase of $1.0 million for the three months ended March 31, 2012 as a result of amortization of dry-dock expenditures incurred in 2011 and the first quarter of 2012. The dry docking of the Al Daayan in the first quarter of 2012 did not result in any off-hire days based on the time-charter contract.

Conventional Tanker Segment

Our fleet includes 10 Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker. All of our conventional tankers operate under long-term, fixed-rate charters.

The following tables compare our conventional tanker segment’s operating results for the three months ended March 31, 2012 and 2011, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2012 and 2011 to voyage revenues, the most directly comparable GAAP financial measure. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues and net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended March 31,
	2012	2011	% Change
Voyage revenues	28,483	27,426	3.9
Voyage expenses	307	361	(15.0)

Net voyage revenues	28,176	27,065	4.1
Vessel operating expenses	9,720	9,730	(0.1)
Depreciation and amortization	7,395	7,225	2.4
General and administrative(1)	2,589	3,002	(13.8)

Income from vessel operations	8,472	7,108	19.2

Operating Data:
Revenue Days (A)	1,001	990	1.1
Calendar-Ship-Days (B)	1,001	990	1.1
Utilization (A)/(B)	100.0%	100.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources). See discussion under “Other Operating Results” below.

During the three months ended March 31, 2012 and 2011, none of our vessels were off-hire for scheduled dry dockings; therefore our utilization remained at 100.0%.

Net Voyage Revenues. Net voyage revenues increased for the three months ended March 31, 2012 from the same periods last year, primarily as a result of an increase of $0.5 million for the three months ended March 31, 2012 due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments do not affect our cash flow or net income).

Vessel Operating Expenses. Vessel operating expenses for the three months ended March 31, 2012 remained relatively consistent to the same period last year.

Depreciation and Amortization. Depreciation and amortization increased slightly for the three months ended March 31, 2012 from the same period last year, primarily as a result of amortization of dry-dock expenditures incurred in the second quarter of 2011.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $7.1 million for the three months ended March 31, 2012 from $6.3 million for the same period last year, primarily as a result of:

•	an increase of $0.8 million for the three months ended March 31, 2012 as a result of an agreement executed with Teekay Corporation for business development services as of January 2012; and

•	an increase of $0.8 million for three months ended March 31, 2012 related to a greater amount of corporate services provided to us by Teekay Corporation to support our growth;

partially offset by

•

a decrease of $0.9 million relating to the one-time management fee charged to us by Teekay Corporation in the three months ended March 31, 2011, associated with the portion of stock-based compensation grants to Teekay Corporation’s former Chief Executive Officer that had not yet vested prior to the date of his retirement.

Interest Expense. Interest expense increased to $12.8 million for the three months ended March 31, 2012 from $11.8 million for the same period last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. These changes were primarily the result of:

•

an increase of $0.8 million for the three months ended March 31, 2012 due to an increase in our borrowings upon our acquisitions of three LPG/Multigas vessels during the second, third and fourth quarters of 2011;

•	an increase of $0.8 million for the three months ended March 31, 2012 as a result of refinancing one of our debt facilities with a higher margin than the previous debt facility; and

•

an increase of $0.5 million for the three months ended March 31, 2012 due to increased LIBOR rates and a higher principal debt balance due to a draw on an existing debt facility during the first quarter of 2012;

partially offset by

•

a decrease of $1.3 million for the three months ended March 31, 2012 due to the maturity of the Madrid Spirit capital lease in the fourth quarter of 2011 (the Madrid Spirit was financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash).

Interest Income. Interest income decreased to $0.9 million for the three months ended March 31, 2012 from $1.6 million for the same period last year. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on three of our LNG carriers. The decrease was primarily the result of the termination of the capital lease on one of our LNG carriers, the Madrid Spirit, during the fourth quarter of 2011, which was funded from restricted cash; partially offset by an increase in interest rates earned in other restricted cash deposits in the first quarter of 2012, compared to the same period last year.

Realized and Unrealized (Loss) Gain on Derivative Instruments. Net realized and unrealized (losses) gains on derivative instruments were ($15.9) million for the three months ended March 31, 2012, compared to gains of $10.8 million for the same period last year as set forth in the table below.

	Three Months Ended March 31, 2012			Three Months Ended March 31, 2011
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(9,079)	(7,092)	(16,171)	(10,237)	19,806	9,569
Toledo Spirit time-charter derivative	(32)	300	268	—	1,200	1,200

	(9,111)	(6,792)	(15,903)	(10,237)	21,006	10,769

As at March 31 of 2012 and 2011, we had interest rate swap agreements with an aggregate average net outstanding notional amount of approximately $0.9 billion and $1 billion, respectively, and average fixed rates of 4.6% and 4.9%, respectively. The decrease in realized losses from 2011 to 2012 relating to our interest rate swaps was primarily due to higher short-term variable benchmark interest rates in 2012 compared to 2011.

Long-term LIBOR benchmark interest rates increased in the first quarter of 2012 whereas long-term EURIBOR benchmark interest rates decreased in the first quarter of 2012. The increase in LIBOR rates in the first quarter of 2012 resulted in $24.0 million of unrealized gains from our interest rates swaps associated with our U.S. Dollar-denominated long-term debt and capital lease obligations, which were more than offset by $26.1 million of unrealized losses from our interest rate swaps associated with our restricted cash deposits and $5.0 million of unrealized losses from our interest rates swaps associated with our Euro-denominated long-term debt.

Long-term benchmark interest rates increased in the first quarter of 2011 resulting in a net unrealized gain of $19.8 million on our interest rates swaps. In the first quarter of 2011, the unrealized gains of $31.4 million from our interest rates swaps associated with our long-term debt and capital lease obligations more than offset the unrealized loss of $11.6 million on our interest rate swaps associated with our restricted cash deposits.

The decline in spot rates in the tanker market in the first quarter of 2012 was not as large as compared to the same period last year, which resulted in a decrease in unrealized gains relating to our Toledo Spirit time charter derivative of $0.9 million. The Toledo Spirit time charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate.

Foreign Currency Exchange Losses. Foreign currency exchange losses were $9.7 million for the three months ended March 31, 2012 compared to losses of $21.0 million for the same period last year. These foreign currency exchange losses, substantially all of which were unrealized, are due primarily to the relevant period-end revaluation of our Euro-denominated term loans and restricted cash for financial reporting purposes. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.

Equity Income. Equity income increased to $17.0 million for three months ended March 31, 2012 from $8.1 million for the same period last year, primarily as a result of:

•

an increase of $6.6 million for the three months ended March 31, 2012 due to our 33% investment in the Angola LNG Project that we acquired upon delivery of the four Angola LNG Carriers in the third and fourth quarters of 2011 and the first quarter of 2012;

•	an increase of $2.8 million for the three months ended March 31, 2012 due to the acquisition of a 52% ownership interest in the six MALT LNG Carriers on February 28, 2012; and

•

an increase of $0.5 million for the three months ended March 31, 2012 relating to our 50% investment in the Excalibur Joint Venture as the Excalibur was off-hire for 16 days in the first quarter of 2011 for an in-water survey;

partially offset by

•

a decrease of $0.9 million for the three months ended March 31, 2012 in our 40% investment in Teekay Nakilat (III) Corporation, due to a decrease in unrealized gains on derivative instruments, which was partially offset by revenue escalations which were effective January 1, 2012, as compared to the same period last year.

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, with original terms typically between 10 to 25 years. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures and debt repayments, are generally paid out to our unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay these quarterly distributions on our outstanding units, payment of operating expenses, dry-docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry-docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as raising equity.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 7 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels, that restrict the ship-owning subsidiaries from; incurring or guaranteeing indebtedness; changing ownership or structure, including through mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into a new line of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. If we do not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having a significant impact on our short-term liquidity requirements. As at March 31, 2012, we and our affiliates were in compliance with all covenants relating to our credit facilities and term loans.

As at March 31, 2012, our cash and cash equivalents were $83.9 million, compared to $93.6 million at December 31, 2011. Our total liquidity which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $318.1 million as at March 31, 2012, compared to $538.7 million as at December 31, 2011. The decrease in total liquidity is primarily due to borrowings to fund the acquisition of the Teekay LNG-Marubeni Joint Venture on February 28, 2012, the acquisition of our 33% interest in the fourth Angola LNG carrier, an increase in restricted cash, repayments of long-term debt and cash distributions paid. Subsequent to March 31, 2012, our liquidity balance increased by approximately $125.0 million as a result of our NOK 700 million Norwegian bond offering in May 2012.

As of March 31, 2012, we had a working capital deficit of $251.8 million. The working capital deficit includes a $173.1 million lease obligation for five Suezmax tankers. We are obligated to purchase one of the tankers after the end of its respective lease term which ends during 2012 and we may be obligated to purchase the other four tankers as the lessor has the option to sell these vessels to us any time after 2012. While this is unlikely to occur in the next twelve months, as we do not expect the lessor to exercise its right to terminate the leases, such exercise would require us to satisfy the purchase price either by assuming the existing vessel financing, if the lender consents, or by financing the purchase using existing liquidity or by obtaining new debt or equity financing. We expect to manage the remaining working capital deficit primarily with net operating cash flow generated in 2012 and, to a lesser extent, existing undrawn revolving credit facilities. Please read Item 1 – Financial Statements: Note 11 – Commitments and Contingencies.

Cash Flows. The following table summarizes our cash flow for the periods presented:

	Three Months Ended March 31,
(in thousands of U.S. dollars)	2012	2011
Net cash flow from operating activities	48,299	39,670
Net cash flow from (used) for financing activities	110,033	(46,296)
Net cash flow used for investing activities	(168,055)	(1,817)

Operating Cash Flows. Net cash flow from operating activities increased to $48.3 million for the three months ended March 31, 2012, from $39.7 million for the same period last year, primarily due to the delivery of two Multigas carriers in June and October 2011, the delivery of one LPG carrier in September 2011 and changes in working capital due to the timing of our cash receipts and payments, partially offset by increased dry-docking expenditures. Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repairs and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends from equity accounted investment and fluctuations in working capital balances. The number of vessel dry dockings tends to vary each period.

Financing Cash Flows. Our investments in vessels and equipment are financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $209.1 million and $24.1 million for the three months ended March 31, 2012 and 2011, respectively. From time to time, we refinance our loans and revolving credit facilities. During the three months ended March 31, 2012, we used the proceeds from long-term debt primarily to fund the acquisition of our 52% interest in the six MALT LNG Carriers for $151.0 million (including working capital contribution and acquisition costs) and the acquisition of our 33% interest in the fourth Angola LNG Carrier for $19.1 million.

Cash distributions paid during the three months ended March 31, 2012 increased to $44.3 million from $37.7 million for the same period last year. This increase was the result of an increase in the number of units eligible to receive the cash distribution as a result of the two public equity offerings during 2011. In addition, restricted cash during the three months ended March 31, 2012 increased by $30 million as collateral for an 18-month bridge loan used to finance a portion of our 52% interest in the six MALT LNG Carriers.

Investing Cash Flows. Net cash flow from investing activities decreased to $168.1 million for the three months ended March 31, 2012, from $1.8 million for the same period last year. During the three months ended March 31, 2012, we used cash of $151.0 million to fund the acquisition of our 52% interest in the six MALT LNG Carriers and $19.1 million for our acquisition of a 33% interest in the fourth and last Angola LNG Carrier.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at March 31, 2012:

	Total	Remainder of 2012	2013 and 2014	2015 and 2016	Beyond 2016
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	1,160.4	60.0	161.8	204.0	734.6
Commitments under capital leases(2)	195.3	53.1	108.2	7.1	26.9
Commitments under capital leases(3)	995.1	18.0	48.0	48.0	881.1
Commitments under operating leases(4)	425.1	18.7	50.0	50.0	306.4

Total U.S. Dollar-denominated obligations	2,775.9	149.8	368.0	309.1	1,949.0

Euro-Denominated Obligations:(5)
Long-term debt(6)	355.8	10.5	30.9	35.6	278.8

Total Euro-denominated obligations	355.8	10.5	30.9	35.6	278.8

Totals	3,131.7	160.3	398.9	344.7	2,227.8

(1)	Excludes expected interest payments of $16.5 million (remainder of 2012), $39.0 million (2013 and 2014), $30.8 million (2015 and 2016) and $35.0 million (beyond 2016). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at March 31, 2012, plus margins on debt that has been drawn that ranges up to 2.75% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt. One of our term loans require us to have a minimum balance of $3.0 million in a restricted cash account at all times until maturity of the loan.
(2)	Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. The lessor has the option to sell these vessels to us at any time during the remaining lease term after 2012; however, in this table we have assumed the lessor will not exercise its right to sell the vessels to us until after the lease terms expire, which is during the years 2012 to 2017. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations.

(3)	Existing restricted cash deposits of $476.1 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.
(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $383.0 million for these leases from 2012 to 2029.
(5)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2012.
(6)	Excludes expected interest payments of $5.1 million (remainder of 2012), $12.9 million (2013 and 2014), $11.6 million (2015 and 2016) and $11.9 million (beyond 2016). Expected interest payments are based on EURIBOR at March 31, 2012, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2012. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt. We also maintain restricted cash deposits relating to certain of our term loans, which cash totaled 11.0 million Euros ($14.7 million) as at March 31, 2012.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. The details of our equity accounted investments are shown in Item 18 – Financial Statements: Note 19 – Equity Method Investments of our Annual Report on Form 20-F for the year ended December 31, 2011. In addition, please read Item 1 – Financial Statements: Note 9(d) – Related Party Transactions and Note 13 – Equity Method of Investments as a result of the acquisition of our 33% interest in the fourth Angola LNG Carrier and the acquisition of our 52% interest in the six MALT LNG Carriers in the first quarter of 2012.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions discussed in Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates of our Annual Report on Form 20-F for the year ended December 31, 2011 are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2011. There were no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

At March 31, 2012, we had one reporting unit with goodwill attributable to it. Based on conditions that existed at March 31, 2012, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2012 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future financial condition;

•	results of operations and revenues and expenses, including performance of our liquefied gas segment and the performance and expected cash flows of our various joint ventures;

•	the collectability of advances to joint venture partner, BLT LNG Tangguh Corporation, and its parent company, PT Berlian Laju Tanker;

•	our ability to make cash distributions on our units or any increases in quarterly distributions;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	offers of vessels to us from Teekay Corporation and associated contracts;

•	the exercise of any counterparty’s rights to terminate a lease, or failure to exercise such rights;

•	delivery dates of newbuildings;

•	our liquidity needs;

•	the outcome of ongoing tax proceedings;

•	the duration of dry dockings;

•

fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income and realized and unrealized (loss) gain on derivative instruments;

•	the future valuation of goodwill; and

•	the expected timing, amount and method of financing for the purchase of joint venture interests and vessels, including our five Suezmax tankers operated pursuant to capital leases.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our and joint ventures’ potential inability to renew or replace long-term contracts; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2011. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2012

PART I – FINANCIAL INFORMATION

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at March 31, 2012, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Remainder of 2012	2013	2014	2015	2016	There- after	Total	Fair Value Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	41.3	55.8	56.2	105.6	48.6	667.3	974.8	(861.2)	1.3%
Variable Rate (Euro) (3) (4)	10.5	14.9	16.0	17.2	18.4	278.8	355.8	(319.3)	1.9%
Fixed-Rate Debt ($U.S.)	18.7	24.9	24.9	24.9	24.9	67.3	185.6	(188.7)	5.4%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.3%	5.4%
Capital Lease Obligations(5)
Fixed-Rate ($U.S.)(6)	44.7	68.2	29.6	2.3	2.3	26.0	173.1	(173.1)	7.4%
Average Interest Rate(7)	6.6%	9.1%	7.8%	4.4%	4.4%	4.4%	7.4%
Interest Rate Swaps:
Contract Amount ($U.S.) (5) (8)	11.1	19.4	19.9	20.6	21.2	518.6	610.8	(144.9)	5.5%
Average Fixed Pay Rate (2)	5.6%	5.6%	5.6%	5.6%	5.6%	5.5%	5.5%
Contract Amount (Euro) (4) (9)	10.5	14.9	16.0	17.2	18.5	278.7	355.8	(30.7)	3.1%
Average Fixed Pay Rate (3)	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt, which as of March 31, 2012 ranged from 0.3% to 2.75%. Please read Item 1 – Financial Statements: Note 7 – Long-Term Debt.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2012.
(5)	Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 – Financial Statements: Note 5 – Vessel Charters), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at March 31, 2012 totaled $476.1 million, and the lease obligations, which as at March 31, 2012 totaled $471.6 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat Corporation is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at March 31, 2012, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat Corporation’s capital lease obligations and restricted cash deposits were $420.7 million and $469.9 million, ($106.1) million and $133.2 million, and 4.9% and 4.8%, respectively.

(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(7)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate to.
(8)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.
(9)	The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.

Spot Market Rate Risk

One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 13 years, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At March 31, 2012, the fair value of this derivative liability was $0.3 million and the change from the prior period to the reporting period has been reported in realized and unrealized (loss) gain on derivative instruments.

Foreign Currency Fluctuations

Our functional currency is U.S. dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses and our Euro-denominated loans and restricted cash deposits. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also have Euro-denominated interest expense and interest income related to our Euro-denominated loans and Euro-denominated restricted cash deposits, respectively. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income and realized and unrealized (loss) gain on derivative instruments.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2012

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

The following exhibits are filed as part of this Report on Form 6-K:

4.23	Agreement dated February 17, 2012, for a US$553,280,000 loan facility between MALT LNG Holdings ApS, DNB Bank ASA, ABN AMRO Bank N.V., Citigroup Global Markets Limited, Development Bank of Japan Inc., and various lenders.(1)

4.24	Agreement dated February 17, 2012, for a US$510,720,000 loan facility between MALT LNG Holdings ApS, Mizuho Corporate Bank, Ltd., Mizuho Corporate Bank, Ltd., and various lenders. (1)

4.25	Share purchase agreement dated February 28, 2012 to purchase Maersk LNG A/S through the Teekay LNG-Marubeni Joint Venture from Maersk. (1)

(1)	Previously filed as an exhibit to the Partnership’s Report on Form 20-F (File No. 1-32479), filed with the SEC on April 11, 2012 and hereby incorporated by reference to such report.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO.333-170838) FILED WITH THE SEC ON NOVEMBER 24, 2010

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO.333-174220) FILED WITH THE SEC ON MAY 13, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its General Partner

Date: May 29, 2012	By:	/s/ Peter Evensen
Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)